Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

March 15, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ruairi Regan

Re:	KKR Acquisition Holdings I Corp.
Registration Statement on Form S-1/A
Filed March 8, 2021
File No. 333-252741

Dear Mr. Regan:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby joins in the request of KKR Acquisition Holdings I Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. New York time on March 16, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 500 copies of the Preliminary Prospectus dated March 8, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Pavan Bellur
	Name:	Pavan Bellur
	Title:	Managing Director